Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

May 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bluegreen Vacations Holding Corporation

 Registration Statement on Form S-4

File No. 333-255343

Ladies and Gentlemen:

Bluegreen Vacations Holding Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern time, on Wednesday, May 5, 2021, or as soon thereafter as possible.

In connection with such request, the Registrant acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alison W. Miller at (305) 789-3500 to provide notice of effectiveness or if you have any questions or require any additional information.  Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez

Raymond S. Lopez,

Chief Financial Officer